Filed by Duke Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                     Subject Company:  Duke Energy Holding Corp.
                                                  Commission File No. 333-126318

Cinergy Merger: May 27 Q&A for Duke Energy Employees


Why are we calling this a merger? Isn't it an acquisition?

A merger reflects a combining of companies. It can be accomplished a number of ways, including an acquisition. This transaction offers the combined company many benefits, including strengthening the scale and scope of unregulated operations and enhancing overall portfolio flexibility. Both companies share similar values and, once the transaction is completed, Cinergy's CEO will become Duke Energy's CEO. Technically, either term could be used. The word merger speaks to the spirit of this transaction.


News reports have indicated that we're acquiring Cinergy for $9 billion in stock. What does that number represent?

$9 billion represents the market value of Cinergy's outstanding shares (as of the close of market on Friday, May 6) plus the 13.4 percent premium we will pay.


We say the transaction is valued at approximately $13 billion. What does that mean?

That is a broader measure of the value of Cinergy. The $13 billion represents the market value of Cinergy's outstanding shares, plus the premium paid by Duke, added to the amount of net debt held by Cinergy. When combined, all three of these components yield an approximate value of Cinergy's long-term assets.


The approval process requires approval from the Nuclear Regulatory Commission. Since Cinergy has no nuclear facilities, why is the NRC part of the approval process?

Though Cinergy does not have nuclear facilities, the merged company would through Duke Power. The NRC will want to be assured of continuing financial qualifications and operational standards of the merged company. After the merger, the strength of Duke's nuclear operations will not change. We would hope for timely approval by the NRC.


Assuming that PUHCA* is not repealed, how will the new company meet the requirements of the act?

The Public Utility Holding Company Act (PUHCA) prohibits ownership of certain non-energy related businesses, so if that act is not repealed, we would likely be required to divest Crescent Resources, our affiliated real estate business. If that occurs, we expect the divestiture to be accomplished in an orderly process over three to five years. Given the possibility that PUHCA could be changed or repealed during that period, we have no firm conclusion about the disposition of Crescent.


Even under current PUHCA requirements, we expect to be able to retain all of the other non-utility businesses, including our international operations.


*Aug. 8 editor's note: The U.S. Energy Policy Act of 2005, signed into law by President Bush on Aug. 8, repeals PUHCA. The repeal will be effective Feb. 8, 2006.


When we say that Cinergy owns 7000 megawatts of regulated generation and 5000 megawatts of unregulated generation, is that fossil generation only?

Cinergy's generation makeup is as follows:


Regulated generation:
Coal 5,488 MW
Gas 1,263 MW
Oil 259 MW
Hydro 45 MW


Unregulated generation:
Coal 4,186 MW
Gas 736 MW
Oil 324 MW


One of the areas mentioned for workforce reductions is utility back-office operations. What exactly does that mean?

That typically refers to functions that support the company's processes of marketing and selling utility products and services. Examples include billing, collections and customer services. Please keep in mind that no decisions have been made about specific areas to be consolidated or employees who will be impacted by workforce reductions. Those decisions will be made during the transition period over the next several months.


What are next steps?

The near-term priority is the regulatory filings. During the months of June and July, filings will be made with the PUCs of five states, FERC, the SEC and other agencies. These filings will start the approval process that will ultimately determine the timing of the merger. Over the next few months, executives from both companies will solicit input on the integration process, which would begin in September. Additional details on the process, including timeline, will be communicated in August.


The merger is expected to close in mid-2006, at the earliest. So for the next year, it will be business as usual for most employees.


                                     * * *


                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                  Additional Information and Where to Find It


         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.


                       Participants in the Solicitation


Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.